NYSE
AN ICE EXCHANGE

September 22, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Barclays PLC, under the Exchange Act of 1934.

- 6.496% Fixed-to-Floating Rate Senior Callable Notes due 2027
- 6.490% Fixed-to-Floating Rate Senior Callable Notes due 2029
- 6.692% Fixed-to-Floating Rate Senior Callable Notes due 2034
- Floating Rate Senior Callable Notes due 2027

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com